                                  UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549

                                  SCHEDULE 13G

                    Under the Securities Exchange Act of 1934


                               SAFLINK Corporation
      -------------------------------------------------------------------
                                (Name of Issuer)

                     Common Stock, par value $0.01 per share
 -----------------------------------------------------------------------------
                         (Title of Class of Securities)

                                    786578104
         --------------------------------------------------------------
                                 (CUSIP Number)

                                February 12, 2002
       ------------------------------------------------------------------
             (Date of Event which requires Filing of this Statement)

Check the appropriate box to designate the rule pursuant to which this Schedule is filed:

|_| Rule 13d-1(b)
|X| Rule 13d-1(c)
|_| Rule 13d-1(d)



*The remainder of this cover page shall be filed out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

                                  SCHEDULE 13D


CUSIP NO. 786578104                                         Page 2 of 8 Pages


-------------------------------------------------------------------------------
         NAME OF REPORTING PERSON
         S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON
   1     SDS Merchant Fund, L.P.

-------------------------------------------------------------------------------

   2     CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*            (a) |X|

                                                                      (b) |_|

-------------------------------------------------------------------------------

   3     SEC USE ONLY

-------------------------------------------------------------------------------

         CITIZENSHIP OR PLACE OF ORGANIZATION

   4     Delaware

-------------------------------------------------------------------------------

       NUMBER OF                 SOLE VOTING POWER
         SHARES             5
      BENEFICIALLY               1,264,800
        OWNED BY
          EACH              ---------------------------------------------------
       REPORTING
         PERSON                  SHARED VOTING POWER
          WITH              6
                                 0

                            ---------------------------------------------------

                                 SOLE DISPOSITIVE POWER
                            7
                                 1,264,800

                            ---------------------------------------------------
                                 SHARED DISPOSITIVE POWER
                             8
                                 0

-------------------------------------------------------------------------------


   9     AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
                                    1,264,800

-------------------------------------------------------------------------------

  10     CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN
         SHARES*                                                           |X|

-------------------------------------------------------------------------------


  11     PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
                                      10.5%

-------------------------------------------------------------------------------

  12     TYPE OF REPORTING PERSON*

         PN

-------------------------------------------------------------------------------

                      *SEE INSTRUCTIONS BEFORE FILLING OUT!

                                  SCHEDULE 13D


CUSIP NO. 786578104                                       Page 3 of 8 Pages

-------------------------------------------------------------------------------

         NAME OF REPORTING PERSON
         S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON
   1     SDS Capital Partners, L.L.C.

-------------------------------------------------------------------------------


   2     CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*            (a) |X|
                                                                      (b) |_|

-------------------------------------------------------------------------------

   3     SEC USE ONLY

-------------------------------------------------------------------------------

         CITIZENSHIP OR PLACE OF ORGANIZATION

   4     Delaware

-------------------------------------------------------------------------------


       NUMBER OF                      SOLE VOTING POWER
         SHARES                5
      BENEFICIALLY                    0
        OWNED BY
          EACH
       REPORTING              -------------------------------------------------
         PERSON
          WITH
                                      SHARED VOTING POWER
                                6
                                      1,264,800

                               ------------------------------------------------

                                      SOLE DISPOSITIVE POWER
                                7
                                      0

                                ------------------------------------------------

                                      SHARED DISPOSITIVE POWER
                                8
                                      1,264,800

-------------------------------------------------------------------------------

   9     AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
                                    1,264,800

-------------------------------------------------------------------------------

  10     CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN
         SHARES*                                                        |X|

-------------------------------------------------------------------------------

         PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
  11
         10.5%

-------------------------------------------------------------------------------

  12     TYPE OF REPORTING PERSON*

         OO


-------------------------------------------------------------------------------

                      *SEE INSTRUCTIONS BEFORE FILLING OUT!

                                  SCHEDULE 13D


CUSIP NO. 786578104                                           Page 4 of 8 Pages

-------------------------------------------------------------------------------

         NAME OF REPORTING PERSON
         S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON
   1     Mr. Steven Derby

-------------------------------------------------------------------------------

   2     CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*          (a) |X|
                                                                    (b) |_|

-------------------------------------------------------------------------------

   3     SEC USE ONLY

-------------------------------------------------------------------------------

         CITIZENSHIP OR PLACE OF ORGANIZATION

   4     United States

-------------------------------------------------------------------------------

       NUMBER OF                 SOLE VOTING POWER
         SHARES             5
      BENEFICIALLY               0
        OWNED BY
          EACH           ------------------------------------------------------
       REPORTING
         PERSON
          WITH
                                 SHARED VOTING POWER
                           6
                                 1,264,800

                         ------------------------------------------------------

                                 SOLE DISPOSITIVE POWER
                           7
                                 0

                         ------------------------------------------------------

                                 SHARED DISPOSITIVE POWER
                            8
                                 1,264,800

-------------------------------------------------------------------------------

   9     AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
                                    1,264,800

-------------------------------------------------------------------------------

  10     CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN
         SHARES*                                     |X|

-------------------------------------------------------------------------------

         PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
  11
                                      10.5%

-------------------------------------------------------------------------------

  12     TYPE OF REPORTING PERSON*

         IN

-------------------------------------------------------------------------------

                      *SEE INSTRUCTIONS BEFORE FILLING OUT!

                                                           Page 5 of 8 Pages

Item 1(a).              Name of Issuer:  SAFLINK Corporation, a Delaware corporation
---------

Item 1(b).              Address of Issuer's Principal Executive Offices:  11911 N.E. First Street, Suite B-
---------
                        304, Bellevue, Washington 98005

Item 2(a, b, c).        Name of Persons Filing, Address of Principal Business Office, Citizenship:
---------------

                  1.    SDS Merchant Fund L.P., a Delaware limited partnership (the "Reporting
                        ----------------------
                        Person").
                        One Sound Share Drive, Greenwich, Connecticut 06830.

                  2.    SDS Capital Partners, L.L.C., a Delaware limited liability company (the
                        ---------------------------
                        "General Partner"), which is the sole general partner of the Reporting Person.
                        One Sound Share Drive, Greenwich, Connecticut 06830.

                  3.    Mr. Steven Derby ("Mr. Derby"), who is the sole managing member of the
                        ----------------
                        General Partner.
                        One Sound Shore Drive, Greenwich, Connecticut 06830.
                        Citizenship: United States.

Item 2(d).              Title of Class of Securities:  Common Stock, $0.01 par value per share.
---------

Item 2(e).              CUSIP Number:  786578104
---------

Item 3.     Not Applicable.
------

                                                             Page 6 of 8 Pages

Item 4.     Ownership.
------

                  1.    The Reporting Person.

                        (a)   Amount beneficially owned: 1,264,800 shares
                        (b)   Percent of class*: 10.5%
                        (c)   Number of shares** as to which such person has:
                              (i)   Sole power to vote or to direct the vote: 1,264,800 shares
                              (ii)  Shared power to vote or to direct the vote: 0
                              (iii) Sole power to dispose or to direct the disposition of: 1,264,800 shares
                              (iv)  Shared power to dispose or to direct the disposition of: 0

                  2.    The General Partner - same as Mr. Derby, see below.

                  3.    Mr. Derby:

                        (a)   Amount beneficially owned: 1,264,800 shares
                        (b)   Percent of class:* 10.5%
                        (c)   Number of shares** as to which such person has:
                              (i)   Sole power to vote or to direct the vote: 0
                              (ii)  Shared power to vote or to direct the vote:1,264,800 shares
                              (iii) Sole power to dispose or to direct the disposition of: 0
                              (iv)  Shared power to dispose or to direct the disposition of:1,264,800 shares

--------

* The percentage of common stock reported as beneficially owned is based upon 12,081,332 shares of common stock outstanding, which is the number of shares of common stock outstanding as of March 19, 2002, as reported by the Issuer on its SEC Form 10-Q/A filed March 19, 2002 (amending the Issuer's Quarterly Report for the Quarter ended March 31, 2001).

** In addition to the common shares reported above, the Reporting Person also holds the following warrants and convertible preferred stock: Series A Warrants to purchase 803,444 shares of common stock, at a price of $2.25 per common share; Series C Warrants to purchaser 461,356 shares of common stock, at a price of $2.25 per common share; and Series E Convertible Preferred Stock, convertible into 1,054,000 shares of common stock, at a price of $1.40 per common share. Such securities are presently exercisable or convertible, as applicable, except to the extent that following any such exercise or conversion, the Reporting Person would hold more than 4.9% of the Issuer's outstanding common shares.

                                                             Page 7 of 8 Pages

Item 5.     Ownership of Five Percent or less of a Class:
------

            If this statement is being filed to report the fact that as of the date hereof the reporting person has ceased to be the beneficial owner of more than five percent of the class of securities, check the following [ ].

Item 6.     Ownership of More than Five Percent on Behalf of Another Person.
------      Not Applicable.


Item 7.     Identification and Classification of the Subsidiary Which Acquired
------ the Security Being Reported on By the Parent Holding Company or Control Person.
            Not Applicable.

Item 8.     Identification and Classification of Members of the Group.
------

            The group filing this Schedule 13G consists of the Reporting Person, the General Partner and Mr. Derby.

Item 9.     Notice of Dissolution of Group.
------

            Not Applicable.

Item 10.    Certifications.
-------

            By signing below I certify that, to the best of my knowledge and belief, the securities referred to above were not acquired and are not held for the purpose of or with the effect of changing or influencing the control of the issuer of the securities and were not acquired and are not held in connection with or as a participant in any transaction having that purposes or effect.

                            [SIGNATURE PAGE FOLLOWS:]

                                                              Page 8 of 8 Pages

                                    SIGNATURE

         After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

SDS MERCHANT FUND, L.P., a Delaware                        SDS CAPITAL PARTNERS, L.L.C., a Delaware
limited partnership                                        limited liability company
By:      SDS Capital Partners, L.L.C., a
         Delaware limited liability company, its
         general partner

         By:                                               By:
             -------------------------------                     ---------------------------------------
                  Steven Derby, Managing                            Steven Derby, Managing Member
                  Member


--------------------------------------
         Steven Derby


      ATTENTION: INTENTIONAL MISSTATEMENTS OR OMISSIONS OF FACT CONSTITUTE
                FEDERAL CRIMINAL VIOLATIONS (SEE 18 U.S.C. 1001).